KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

Our Ref : KLK/SE

18 May 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

09046484

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
30 April 2009	Provision of Financial Assistance to Taiko Palm-Oleo (Zhangjiagang) Co. Ltd ("TPOZ") by way of Corporate Guarantee from Kuala Lumpur Kepong Berhad ("KLK") to HSBC Bank (China) Company Limited ("HSBC")
08 May 2009	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") Proposed Joint Venture and Acquisition of a Subsidiary Company through Subscription of Shares ("Proposed Joint Venture"): PT. Langkat Nusantara Kepong ("JVCO")
11 May 2009	Listed Companies' Crop April 2009
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
14 April 2009	Employees Provident Fund Board
17 April 2009	
18 April 2009	
22 April 2009	
24 April 2009	
28 April 2009	
30 April 2009	
05 May 2009	
07 May 2009	
11 May 2009	
13 May 2009	
15 May 2009	

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Yap Miow Kien]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2009\April 2009

BURSA MALAYSIA

SEC, US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/04/2009 04:40:55 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/04/2009 05:22:35 PM**
Reference No **KLK-090430-FB13A**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

RECEIVED 2009 MAY 29 A 9:42

Type *: **Announcement**

Subject *: Provision of Financial Assistance to Taiko Palm-Oleo (Zhangjiagang) Co. Ltd ("TPOZ") by way of Corporate Guarantee from Kuala Lumpur Kepong Berhad ("KLK") to HSBC Bank (China) Company Limited ("HSBC")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Please refer to the attachment for announcement details.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
TPOZ.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Subject : **Provision of Financial Assistance to Taiko Palm-Oleo (Zhangjiagang) Co. Ltd ("TPOZ") by way of Corporate Guarantee from Kuala Lumpur Kepong Berhad ("KLK") to HSBC Bank (China) Company Limited ("HSBC")**

Contents :

1. INTRODUCTION

Pursuant to Paragraphs 8.23(1) and 10.08(1) of the Listing Requirements of Bursa Malaysia Securities Berhad on the provision of financial assistance which involves the interest of related parties, the Board of Directors of Kuala Lumpur Kepong Berhad wish to announce that KLK had on 30 April 2009 provided financial assistance to a 90% owned subsidiary, TPOZ, in the form of a Corporate Guarantee of USD8,780,000.00 (US Dollar Eight Million Seven Hundred and Eighty Thousand only) issued in favour of HSBC ("Provision of Financial Assistance").

2. DETAILS OF THE PROVISION OF FINANCIAL ASSISTANCE

Type of Financial Assistance	Financial Assistance		Amount
	Provided By	Provided To	
Corporate Guarantee from KLK in favour of HSBC to support Banking Facilities granted by HSBC to TPOZ	KLK	TPOZ	USD8.78 million (equivalent to RM31.61 million at the exchange rate of USD1 : RM3.6)

The Provision of Financial Assistance rendered by KLK is to support Banking Facilities granted to TPOZ totaling USD8.78 million and comprising of USD2.1 million term loan, USD5.0 million trade line and USD1.68 million foreign exchange line.

In view of the interest of the following related parties, the Provision of Financial Assistance is a Related Party Transaction under Paragraph 10.08(1) of the Listing Requirements of Bursa Malaysia Securities Berhad:

(i) TPOZ is a 90% owned subsidiary of KLK and 10% owned by Taiko Marketing Sdn Bhd ("TM"). TM is in turn 65% owned by Dato' Lee Soon Hian, a related party who is the brother of Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, both of whom are directors and deemed major shareholders of KLK.

(ii) TM is also a related party by virtue of being a body corporate in which Dato' Lee Soon Hian holds a controlling interest.

3. RATIONALE FOR THE PROVISION OF FINANCIAL ASSISTANCE

HSBC had requested for KLK to provide a corporate guarantee to support the Banking Facilities granted by HSBC to TPOZ for the latter's operational and working capital needs. As such, the corporate guarantee is regarded as a provision of financial assistance necessary to facilitate the ordinary course of business of TPOZ.

4. RISK FACTORS OF THE PROVISION OF FINANCIAL ASSISTANCE

The Board of Directors of KLK does not envisage any specific risks associated with the Provision of Financial Assistance, apart from the general business risks faced by TPOZ.

5. FINANCIAL EFFECTS OF THE PROVISION OF FINANCIAL ASSISTANCE

The Provision of Financial Assistance will not have any material effects on the earnings per share, net assets, gearing, and has no effect on the share capital and major shareholders' shareholdings, of KLK Group for the financial year ending 30 September 2009.

6. APPROVALS REQUIRED

The Provision of Financial Assistance is not subject to and does not fall within the class of transaction that requires shareholders' approval and any approvals from the regulatory authorities.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save as disclosed in item 2 above, none of the other Directors and major shareholders of KLK or persons connected with them have any interests, direct or indirect, in the Provision of Financial Assistance.

Accordingly, the interested Directors have abstained from Board deliberation and voting on the Provision of Financial Assistance.

8. STATEMENTS BY DIRECTORS

The Board of Directors of KLK (other than the interested Directors) after careful deliberation and consideration of all aspects of the Provision of Financial Assistance, is of the opinion that the Provision of Financial Assistance is in the best interest of KLK Group.

9. DEPARTURE FROM THE POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES OF THE SECURITIES COMMISSION ("SC GUIDELINES")

To the best knowledge of the Board of Directors of KLK, the Provision of Financial Assistance has not departed from the SC Guidelines.

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/05/2009 02:30:31 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/05/2009 06:29:05 PM**
Reference No **KLK-090508-3C106**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

RECEIVED 2009 MAY 29 A

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company") PROPOSED JOINT VENTURE AND ACQUISITION OF A SUBSIDIARY COMPANY THROUGH SUBSCRIPTION OF SHARES ("PROPOSED JOINT VENTURE"): PT. LANGKAT NUSANTARA KEPONG ("JVCO")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Please refer to the attachment for announcement details.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
PTPN.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Subject : **KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company") PROPOSED JOINT VENTURE AND ACQUISITION OF A SUBSIDIARY COMPANY THROUGH SUBSCRIPTION OF SHARES ("PROPOSED JOINT VENTURE"): PT. LANGKAT NUSANTARA KEPONG ("JVCO")**

Contents :

1. Introduction

1.1 Pursuant to the requirements of paragraphs 9.19(23) and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, we wish to advise that KLK, via its wholly-owned subsidiary KL-Kepong Plantation Holdings Sdn. Bhd. ("KLKPH") has on 8 May 2009 entered into a conditional Joint Venture Agreement ("the JVA") with PT. Perkebunan Nusantara II (Persero) ("PTPN II"). The Parties shall form a joint venture company with the proposed name of PT. Langkat Nusantara Kepong ("JVCO") to lease, operate and manage a sizeable part of PTPN II's plantation assets located in Distrik Rayon Tengah, North Sumatera, Indonesia.

1.2 Upon the fulfillment of the conditions precedent of the JVA:

i. KLKPH will subscribe for 30,000 ordinary shares of par value Rp1,000,000/- each for a total cash consideration of Rp30,000,000,000/- in the capital of JVCO ("the KLKPH Subscription"); and

ii. PTPN II will subscribe for 20,000 ordinary shares of par value Rp1,000,000/- each for a total cash consideration of Rp20,000,000,000/- in the capital of JVCO ("the PTPN II Subscription").

1.3 The KLKPH Subscription and the PTPN II Subscription will represent 60% and 40% respectively of the issued and paid-up share capital of JVCO, making JVCO a 60% subsidiary of KLK.

2. Details of the Proposed Joint Venture

2.1 KLKPH and PTPN II have agreed to incorporate a limited liability company to be known as PT. Langkat Nusantara Kepong in the Republic of Indonesia, which joint venture company will have an authorized capital of Rp200,000,000,000/- comprising 200,000 ordinary shares of par value Rp1,000,000/- each and an issued and paid-up share capital of Rp50,000,000,000/- comprising 50,000 ordinary shares of par value Rp1,000,000/- each.

Wisma Taiko, 1 Jalan S P Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia
Tel: 05-241 7844 Fax: 05-253 5018 (Corporate Division)

2.2 KLKPH is a Malaysian-incorporated plantations investment holding company which has interests in plantations in Malaysia and Indonesia. PTPN II is an Indonesian state-owned enterprise which is involved in the business of oil palm, rubber, cocoa, tobacco and sugar cane plantations and processing and agro-business products.

2.3 The Parties will use JVCO as a vehicle to lease and manage approximately 20,700 hectares of land planted with oil palm and rubber, 2 palm oil mills and 3 rubber factories, all located in Distrik Rayon Tengah, North Sumatera and belonging to PTPN II ("the Assets"), with the intention of rehabilitating and improving the productivity and performance of the Assets. In this connection, JVCO and PTPN II shall also enter into a 30-year Joint Operations Agreement ("JOA") as part of the Proposed Joint Venture.

2.4 The JVA sets out the rights and obligations of KLKPH and PTPN II in relation to JVCO, and the Proposed Joint Venture shall be subject to the fulfillment of certain conditions precedent on or before 7 August 2009 (unless extended in accordance with the JVA) which include, inter alia:

i. the approval of the Indonesian Investment Co-Ordinating Board for the Parties to establish a foreign capital investment company and for the KLKPH Subscription;
ii. the corporate approvals of PTPN II and KLKPH for the Parties to enter into the Proposed Joint Venture; and
iii. the approval of Bank Negara Malaysia for remittance of the KLKPH Subscription monies and such other payments in accordance with the terms of the JVA and JOA.

The Proposed Joint Venture does not require approval of KLK's shareholders at a general meeting.

2.5 It is envisaged that the following shall take place in the 3rd quarter of 2009, once all the conditions precedent of the JVA have been fulfilled :

i. the execution of the Deed of Establishment of JVCO;
ii. the execution of the JOA;
iii. the payment to PTPN II of a sum of US$4 million (consisting of the consideration for the JVA, and the advance rental payment for the first 3 years of the JOA which are unproductive); and
iv. the KLKPH Subscription and the PTPN II Subscription.

2.6 Thereafter, an annual rental fee shall be payable by the JVCO to PTPN II, which fee shall be 20% of JVCO's operating profits before tax.

2.7 The KLKPH Subscription and all monies payable by KLKPH pursuant to the terms of the JVA, will be financed from KLK's internally generated funds.

3. Other Salient Terms of the Proposed Joint Venture

3.1 The Parties further agree that during the course of the Proposed Joint Venture, they will co-operate to explore other joint venture opportunities in the following areas:

i. a seeds production company;
ii. the expansion of the JVCO's activities by way of acquiring or leasing another 20,000 hectares of land for oil palm cultivation.

3.2 KLK as the holding company of KLKPH shall support the performance of KLKPH's obligations under the Proposed Joint Venture. To that effect, KLK has issued a parent company guarantee in favour of PTPN II and the Indonesian Ministry of State-Owned Enterprises (as the shareholder of PTPN II).

4. Rationale for the Proposed Joint Venture

The Proposed Joint Venture involves a lease and management of PTPN II's Assets. The main objective of the JVCO is to convert the leased Assets into a model plantation with productivity comparable to those of the industry leaders.

This represents an opportunity for JVCO to utilize KLK know-how and skills to rehabilitate the Assets so as to increase the production of fresh fruit bunches (FFB) from the current low yield to a level which is at par with international agro-business standards. The revitalization of the Assets will include replanting at least 40% of its plantations in the immediate term and rebuilding 2 new palm oil mills. It is estimated that the financing thereof shall be in the range of US$50 million, such financing being the responsibility of KLKPH to arrange.

5. Risk Factors

JVCO, being a plantations operation company in Indonesia is subject to the inherent risks in the plantations industry in Indonesia. These risks include changes in the global economy, fluctuations in commodity prices, changes in weather conditions, outbreak of pests and diseases, changes in laws and regulations and fluctuations in foreign exchange rates. Such factors are beyond the control of KLKPH, PTPN II and JVCO, and could affect the financial returns expected to KLK.

6. Effects of the Proposed Joint Venture

6.1 <u>Issued and Paid-Up Share Capital</u>

The Proposed Joint Venture will not have any effect on the issued and paid-up share capital of KLK as the KLKPH Subscription is to be settled in cash.

6.2 Net Assets per Share

The Proposed Joint Venture will not have any material effect on KLK Group's net assets per share.

6.3 Earnings per Share

The Proposed Joint Venture is not expected to have any material effect on the earnings of KLK Group for the financial year ending 30 September 2009.

6.4 Substantial Shareholders' Shareholding

The Proposed Joint Venture will not have any effect on the shareholdings of KLK's substantial shareholders.

7. Directors' and Major Shareholders' Interests

None of the Directors or major shareholders of KLK or any person connected to the Directors and major shareholders have any interest, direct or indirect, in the Proposed Joint Venture.

8. Statement by Directors

After considering all aspects of the Proposed Joint Venture the Board of Directors of KLK is of the opinion that the Proposed Joint Venture is in the best interest of the KLK Group.

9. Departure from the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission ("SC Guidelines")

The Proposed Joint Venture is not subject to the SC Guidelines.

8(C) US

BURSA MALAYSIA

General Announcement

Initiated by KUALA LUMPUR KEPONG - COMMON2 on 08/05/2009 04:08:12 PM
Submitted by KUALA LUMPUR KEPONG on 11/05/2009 09:11:50 AM
Reference No KLK-090508-CB267
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

RECEIVED 2009 MAY 29 A

Type *	**Announcement**
Subject *:	Listed Companies' Crop April 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of April 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	252,346	230,457
Crude Palm Oil (mt)	50,705	53,259	48,752
Palm Kernel (mt)	11,718	12,213	11,244
Rubber (kg)	1,793,676	2,028,626	2,106,592

	2009								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	229,638	190,858	210,215	212,830					
Crude Palm Oil (mt)	48,704	40,809	44,232	44,938					

Palm Kernel (mt)	11,297	9,738	10,262	10,366						
Rubber (kg)	1,929,667	1,659,898	818,125	1,068,088						

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/04/2009 11:50:41 AM**
Submitted by **KUALA LUMPUR KEPONG** on **14/04/2009 12:54:58 PM**
Reference No **KLK-090414-51EA9**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*07/04/2009	*638,200	
Acquired	07/04/2009	500,000	
Acquired	08/04/2009	159,500	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	178,244,650
Direct (%)	16.74
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	178,244,650
Date of notice *	08/04/2009
Remarks	fsc

BURSA MALAYSIA

sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/04/2009 08:55:18 AM**
Submitted by **KUALA LUMPUR KEPONG** on **17/04/2009 09:16:17 AM**
Reference No **KLK-090417-5106D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*09/04/2009	*678,000	
Disposed	09/04/2009	430,200	
Disposed	10/04/2009	1,500,000	
Acquired	10/04/2009	17,100	

Circumstances by reason of which change has occurred *	Purchase of shares on open marrket and Sales of equity
Nature of interest *	Direct
Direct (units)	177,009,550
Direct (%)	16.62
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	177,009,550
Date of notice *	10/04/2009
Remarks	fsc

SEC/US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/04/2009 11:10:20 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18/04/2009 11:40:44 AM**
Reference No **KLK-090418-16D32**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*10/04/2009	*351,000	
Acquired	13/04/2009	150,000	
Disposed	13/04/2009	518,100	
Acquired	14/04/2009	331,400	
Disposed	14/04/2009	270,500	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	177,053,350
Direct (%)	16.63
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

2009 MAY 29 A

Total no of securities after change *	177,053,350
Date of notice *	14/04/2009
Remarks	fsc

BURSA MALAYSIA

Sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/04/2009 12:31:04 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/04/2009 03:54:07 PM**
Reference No **KLK-090422-8D12F**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*18/03/2009	*46,000	
Acquired	20/03/2009	22,000	
Disposed	24/03/2009	60,000	
Disposed	25/03/2009	50,000	
Disposed	31/03/2009	235,800	
Acquired	15/04/2009	1,000,000	
Disposed	15/04/2009	883,400	
Acquired	16/04/2009	1,000,000	
Disposed	16/04/2009	374,900	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	177,517,250

Direct (%)	16.67
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	177,517,250
Date of notice *	16/04/2009
Remarks	fsc

SEC, as

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/04/2009 03:05:41 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/04/2009 04:07:09 PM**
Reference No **KLK-090424-6F8EC**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*17/04/2009	*250,000	
Acquired	17/04/2009	1,000,000	
Disposed	17/04/2009	168,900	
Acquired	20/04/2009	624,500	
Disposed	20/04/2009	461,100	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	178,261,750
Direct (%)	16.74
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	178,261,750
Date of notice *	20/04/2009
Remarks	fsc

Sec, 115

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/04/2009 03:44:48 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/04/2009 04:20:30 PM**
Reference No **KLK-090428-A8DD7**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*20/04/2009	*300,000	
Acquired	22/04/2009	1,000,000	
Disposed	22/04/2009	285,900	
Disposed	22/04/2009	250,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	179,025,850
Direct (%)	16.81
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	179,025,850
Date of notice *	22/04/2009
Remarks	fsc

BURSA MALAYSIA

Sec,115

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/04/2009 12:00:36 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/04/2009 02:25:33 PM**
Reference No **KLK-090430-6074E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

2009 MAY 29 A

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*23/04/2009	*42,700	
Disposed	23/04/2009	844,800	
Disposed	24/04/2009	2,500,000	
Acquired	27/04/2009	600,000	
Disposed	27/04/2009	57,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	176,265,950
Direct (%)	16.55
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,265,950
Date of notice *	27/04/2009
Remarks	LSL

Sec, us

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/05/2009 02:38:45 PM**
Submitted by **KUALA LUMPUR KEPONG** on **05/05/2009 03:29:02 PM**
Reference No **KLK-090505-481E9**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*23/04/2009	*200,000	
Acquired	28/04/2009	950,000	
Disposed	28/04/2009	250,000	
Acquired	29/04/2009	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity managed by Portfolio Manager.
Nature of interest *	Direct
Direct (units)	177,665,950
Direct (%)	16.68
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	177,665,950
Date of notice *	29/04/2009
Remarks	fsc

BURSA MALAYSIA

Sec, ws

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **07/05/2009 12:46:25 PM**
Submitted by **KUALA LUMPUR KEPONG** on **07/05/2009 02:36:37 PM**
Reference No **KLK-090507-A391E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*30/04/2009	*246,700	
Disposed	30/04/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,912,650
Direct (%)	16.61
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	176,912,650

Date of notice *	30/04/2009
Remarks	fsc

BURSA MALAYSIA

Sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/05/2009 11:20:21 AM**
Submitted by **KUALA LUMPUR KEPONG** on **11/05/2009 12:43:35 PM**
Reference No **KLK-090511-257F0**
Form Version V3.0

Submitted

2009 MAY 29 A

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*04/05/2009	*279,000	
Disposed	04/05/2009	491,100	
Acquired	05/05/2009	579,300	
Disposed	05/05/2009	398,100	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,881,750
Direct (%)	16.61
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,881,750
Date of notice *	05/05/2009
Remarks	fsc

sec, ws

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/05/2009 02:42:41 PM**
Submitted by **KUALA LUMPUR KEPONG** on **13/05/2009 04:27:21 PM**
Reference No **KLK-090513-4DDF8**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

2009 MAY 29 A

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*06/05/2009	*412,500	
Disposed	06/05/2009	1,000,000	
Acquired	07/05/2009	1,000,000	
Disposed	07/05/2009	495,700	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,798,550
Direct (%)	16.6
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,798,550
Date of notice *	07/05/2009
Remarks	fsc

Sec, 115

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/05/2009 12:50:27 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/05/2009 04:09:41 PM**
Reference No **KLK-090515-A9776**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

2009 MAY 29 A

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*05/05/2009	*175,000	
Acquired	08/05/2009	1,000,000	
Disposed	08/05/2009	964,500	
Acquired	11/05/2009	854,500	
Disposed	11/05/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	176,863,550
Direct (%)	16.61
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,863,550
Date of notice *	11/05/2009
Remarks	fsc